SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                               NETWORK PLUS CORP.
                        --------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                        --------------------------------
                         (Title of Class of Securities)


                                   64122D 506
                        --------------------------------
                                 (CUSIP Number)




     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 64122D 506                     13G                      Page 2 of 6
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--------------------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Robert T. Hale
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARE               5.     SOLE VOTING POWER
BENEFICIALLY OWNED                   21,766,327(1)
BY EACH REPORTING             --------------------------------------------------
PERSON WITH
                              6.     SHARED VOTING POWER
                                     -0-
                              --------------------------------------------------
                              7.     SOLE DISPOSITIVE POWER
                                     21,766,327 (1)
                              --------------------------------------------------
                              8.     SHARED DISPOSITIVE POWER
                                     -0-
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,766,327 (1)
--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         32.4% (2)
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON* IN
--------------------------------------------------------------------------------

(1) Includes 272,000 shares held by a trust for the benefit of the reporting person's grandchildren over which shares the reporting person has sole voting and dispositive power and 877,150 shares held by a trust established to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(2) Based on 67,139,727 shares of Common Stock outstanding as of December 31, 2001.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 64122D 506                     13G                      Page 3 of 6
----------------------                                            --------------

Item 1(a).  Name Of Issuer:

     Network Plus Corp.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     41 Pacella Park Drive
     Randolph, Massachusetts 02368

Item 2(a).  Name of Person Filing:

     Robert T. Hale

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     c/o Network Plus Corp.
     41 Pacella Park Drive
     Randolph, Massachusetts 02368

Item 2(c).  Citizenship:

     U.S.A.

Item 2(d).  Title of Class of Securities:

     Common Stock, $.01 par value per share, of Network Plus Corp.

Item 2(e).  CUSIP Number:

     64122D 506

Item 3. If This  Statement is Filed  Pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), Check Whether Fling Person is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
     (c) [ ] Insurance company as  defined in  Section 3(a)(19) of the  Exchange
             Act.
     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


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CUSIP No. 64122D 506                     13G                      Page 4 of 6
----------------------                                            --------------

Item 4.  Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         21,766,327 (3)

     (b) Percent of Class:

         32.4% (4)

     (c) Number of shares as to which the person has:

         (i)    Sole power to vote or direct the vote: 21,766,327 (3)

         (ii)   Shared power to vote or direct the vote:  -0-

         (iii)  Sole power to dispose or to direct the disposition of:
                21,766,327 (3)

         (iv)   Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent on the class of securities, check the following. [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

----------------------------

(3) Includes 272,000 shares held by a trust for the benefit of the reporting person's grandchildren over which shares the reporting person has sole voting and dispositive power and 877,150 shares held by a trust established to qualify under Rule 10b5-1 under the Exchange Act. This report shall not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Act or for any other purpose.
(4) Based on 67,139,727 shares of Common Stock outstanding as of December 31, 2001.

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CUSIP No. 64122D 506                     13G                      Page 5 of 6
----------------------                                            --------------


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10. Certification.

     Not applicable.




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date:  January 31, 2002


                                                /s/ Robert T. Hale
                                                -----------------------------

                                                Robert T. Hale